UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2011
Commission File Number 1-14840
AMDOCS LIMITED
Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island of Guernsey, GY1 3QT
Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☑ FORM 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES ☐ NO ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 17, 2011, Amdocs Limited (“Amdocs”) announced it has entered into a definitive agreement to acquire all of the outstanding common shares of Bridgewater Systems Corporation (“Bridgewater”) for CAD$8.20 per share in cash, or an aggregate of approximately CAD$211 million. The plan of arrangement is subject to approval of Bridgewater’s shareholders and customary closing conditions, including certain regulatory approvals.
A copy of the press release announcing the acquisition agreement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED
/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: June 20, 2011

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Amdocs Limited Press Release dated June 17, 2011.

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